                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. )(1)

                                 Captaris, Inc.
                                 --------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    1407N104
                                    --------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 23, 2007
                                ----------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

      NOTE.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 24 Pages)

----------------
(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

---------------------                                     ----------------------
CUSIP No. 1407N104                    13D                    Page 2 of 24 Pages
---------------------                                     ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    PARCHE, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  416,092
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              416,092
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    416,092
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                     ----------------------
CUSIP No. 1407N104                    13D                    Page 3 of 24 Pages
---------------------                                     ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,184,477
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,184,477
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,184,477
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                     ----------------------
CUSIP No. 1407N104                    13D                    Page 4 of 24 Pages
---------------------                                     ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    RCG ENTERPRISE, LTD
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Cayman Islands
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  416,092
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              416,092
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    416,092
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                     ----------------------
CUSIP No. 1407N104                    13D                    Page 5 of 24 Pages
---------------------                                     ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    RCG STARBOARD ADVISORS, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,600,569
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,600,569
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,600,569
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IA, OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                     ----------------------
CUSIP No. 1407N104                    13D                    Page 6 of 24 Pages
---------------------                                     ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    RAMIUS CAPITAL GROUP, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,600,569
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,600,569
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,600,569
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IA, OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                     ----------------------
CUSIP No. 1407N104                    13D                    Page 7 of 24 Pages
---------------------                                     ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    C4S & CO., L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,600,569
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,600,569
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,600,569
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                     ----------------------
CUSIP No. 1407N104                    13D                    Page 8 of 24 Pages
---------------------                                     ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    PETER A. COHEN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   2,600,569
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              2,600,569
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,600,569
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                     ----------------------
CUSIP No. 1407N104                    13D                    Page 9 of 24 Pages
---------------------                                     ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MORGAN B. STARK
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   2,600,569
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              2,600,569
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,600,569
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                     ----------------------
CUSIP No. 1407N104                    13D                    Page 10 of 24 Pages
---------------------                                     ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    JEFFREY M. SOLOMON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   2,600,569
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              2,600,569
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,600,569
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                     ----------------------
CUSIP No. 1407N104                    13D                    Page 11 of 24 Pages
---------------------                                     ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    THOMAS W. STRAUSS
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   2,600,569
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              2,600,569
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,600,569
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                     ----------------------
CUSIP No. 1407N104                    13D                    Page 12 of 24 Pages
---------------------                                     ----------------------

            The following  constitutes the Schedule 13D filed by the undersigned
(the "Schedule 13D").

Item 1.     SECURITY AND ISSUER.

            This  statement  relates  to shares of the Common  Stock,  par value
$0.01 per share (the "Shares"), of Captaris, Inc. (the "Issuer"). The address of the principal  executive offices of the Issuer is 10885 NE Fourth Street,  Suite
400, Bellevue, Washington, 98004.

Item 2.     IDENTITY AND BACKGROUND.

      (a) This statement is filed by:

            (i)   Parche,  LLC, a Delaware limited liability company ("Parche"), with respect to the Shares directly and beneficially  owned by it;

            (ii)  Starboard  Value and  Opportunity  Master Fund Ltd.,  a Cayman
                  Islands  exempted company  ("Starboard"),  with respect to the
                  Shares directly and beneficially owned by it;

            (iii) RCG Enterprise,  Ltd, a Cayman Islands  exempted company ("RCG
                  Enterprise");

            (iv)  RCG  Starboard  Advisors,  LLC, a Delaware  limited  liability company ("RCG Starboard Advisors"), who serves as the managing manager of Parche and as the investment manager of Starboard;

            (v)   Ramius Capital Group,  L.L.C.,  a Delaware  limited  liability company ("Ramius  Capital"),  who serves as the sole member of
                  RCG Starboard  Advisors and as the  investment  manager of RCG
                  Enterprise;

            (vi)  C4S &  Co.,  L.L.C.,  a  Delaware  limited  liability  company
                  ("C4S"), who serves as managing member of Ramius Capital;

            (vii) Peter  A.  Cohen  ("Mr.  Cohen"),  who  serves  as  one of the managing members of C4S;

            (viii) Morgan  B.  Stark  ("Mr.  Stark"),  who  serves as one of the managing members of C4S;

            (ix)  Thomas W. Strauss  ("Mr.  Strauss"),  who serves as one of the managing members of C4S; and

            (x)   Jeffrey M. Solomon ("Mr.  Solomon"),  who serves as one of the managing members of C4S.

---------------------                                     ----------------------
CUSIP No. 1407N104                    13D                    Page 13 of 24 Pages
---------------------                                     ----------------------

            Each of the  foregoing  is referred to as a  "Reporting  Person" and collectively as the "Reporting  Persons." Each of the Reporting Persons is party to  that  certain  Joint  Filing  Agreement,  as  further  described  in Item 6.
Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

            (b) The  address  of the  principal  office of each of  Parche,  RCG
Starboard Advisors,  Ramius Capital,  C4S, Mr. Cohen, Mr. Stark, Mr. Strauss and
Mr. Solomon is 666 Third Avenue, 26th Floor, New York, New York 10017.

            The address of the  principal  office of each of  Starboard  and RCG
Enterprise  is c/o Citco  Fund  Services  (Cayman  Islands)  Limited,  Corporate
Center,  West Bay Road, Grand Cayman,  Cayman Islands,  British West Indies. The
officers and directors of Starboard and their principal occupations and business addresses are set forth on Schedule B and incorporated by reference in this Item
2. The officers and directors of RCG Enterprise and their principal  occupations and business addresses are set forth on Schedule C and incorporated by reference in this Item 2.

            (c) The  principal  business  of each of  Starboard,  Parche and RCG
Enterprise is serving as a private investment fund. Each of Starboard and Parche has been formed for the purpose of making equity  investments  and, on occasion, taking an active  role in the  management  of  portfolio  companies  in order to enhance  shareholder  value. The principal business of RCG Starboard Advisors is acting as the  managing  member  of  Parche  and as the  investment  manager  of
Starboard. Ramius Capital is engaged in money management and investment advisory services for third parties and proprietary accounts and serves as the investment manager of RCG  Enterprise.  C4S serves as  managing  member of Ramius  Capital.
Messrs. Cohen, Strauss, Stark and Solomon serve as co-managing members of C4S.

            (d) No  Reporting  Person,  nor any person  listed on  Schedule B or
Schedule C, each annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) No  Reporting  Person,  nor any person  listed on  Schedule B or
Schedule C, each annexed hereto,  has, during the last five years, been party to
a  civil  proceeding  of  a  judicial  or   administrative   body  of  competent
jurisdiction and as a result of such proceeding was or is subject to a judgment, decree  or final  order  enjoining  future  violations  of,  or  prohibiting  or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) Messrs.  Cohen, Stark,  Strauss, and Solomon are citizens of the
United States of America.

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The Shares  purchased by Starboard  and Parche were  purchased  with the working capital of such entities  (which may, at any given time,  include margin loans made by brokerage firms in the ordinary course of business) in open market purchases,  except as  otherwise  noted,  as set forth in  Schedule  A, which is incorporated by reference herein.  The aggregate  purchase cost of the 2,600,569
Shares   beneficially  owned  in  the  aggregate  by  Starboard  and  Parche  is approximately $12,249,048, excluding brokerage commissions.

---------------------                                     ----------------------
CUSIP No. 1407N104                    13D                    Page 14 of 24 Pages
---------------------                                     ----------------------

        Certain  Shares  reported  in the  Statement  as  owned by  Parche  were acquired in private  transactions  with  various  transferors  for which  Ramius
Capital or an affiliate serves as the investment manager, the managing member or the managing member of the investment manager. Ramius Capital is the sole member of RCG  Starboard  Advisors,  which is the  managing  member of  Parche.  Parche acquired  from such  transferors  an aggregate of 209,312  Shares on October 23,
2007 at a per Share price of $4.4200,  equal to the last reported sales price on the Nasdaq  National  Market on the date the  transaction  was completed,  or an aggregate of  $1,005,501.12.  The total of 209,312 Shares  transferred to Parche were initially  acquired by the  transferors  for an aggregate of  $1,061,722.23
(excluding commissions and other execution related costs). Such transferors had, within the 60 days prior to the filing of the Statement,  effected the following transactions in the Shares: 08/22/07 purchased 5,600 Shares at a price per Share of $5.2040;  08/23/07  purchased  2,336  Shares at a price per Share of $5.2700;
08/23/07  purchased  1,200  Shares  at a price per  Share of  $5.2700;  08/24/07 purchased 2,240 Shares at a price per Share of $5.2213; 08/29/07 purchased 4,048
Shares at a price per Share of $5.3259;  08/30/07  purchased  6,640  Shares at a price per Share of $5.2500;  09/04/07  purchased 160 Shares at a price per Share of  $5.2500;  09/05/07  purchased  256  Shares at a price per Share of  $5.2500;
09/06/07  purchased  8,000  Shares  at a price per  Share of  $5.3766;  09/07/07 purchased  5,600  Shares  at a price per Share of  $5.4362;  09/10/07  purchased
31,552 Shares at a price per Share of $5.4142;  09/11/07  purchased 4,608 Shares at a price per Share of $5.3491;  09/12/07 purchased 7,760 Shares at a price per
Share of  $5.3866;  09/13/07  purchased  7,744  Shares  at a price  per Share of
$5.4452;  09/14/07  purchased  28,000  Shares at a price  per Share of  $5.4214;
09/17/07  purchased  4,256  Shares  at a price per  Share of  $5.4347;  10/12/07 purchased 28,848 Shares at a price per Share of $4.6056;  10/15/07 purchased 128
Shares at a price per Share of $4.6650;  10/16/07  purchased  12,192 Shares at a price per Share of  $4.6354;  10/17/07  purchased  19,808  Shares at a price per
Share of  $4.5616;  10/18/07  purchased  10,016  Shares  at a price per Share of
$4.5500;  10/19/07  purchased 8,000 Shares at a price per Share of $4.5446;  and
10/22/07 purchased 10,320 Shares at a price per Share of $4.4943.  All purchases of Shares  referenced  above were funded by working  capital,  which may, at any given time,  include margin loans made by brokerage firms in the ordinary course of business. The Reporting Persons do not believe that the information contained in this  paragraph is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only.

Item 4.     PURPOSE OF TRANSACTION.

            The Reporting Persons  originally  purchased the Shares based on the
Reporting Persons' belief that the Shares, when purchased,  were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions,  other investment  opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of
Shares  desirable,  the  Reporting  Persons may endeavor to increase or decrease their position in the Issuer through,  among other things,  the purchase or sale of Shares on the open market or in private  transactions  or otherwise,  on such terms and at such times as the Reporting Persons may deem advisable.

---------------------                                     ----------------------
CUSIP No. 1407N104                    13D                    Page 15 of 24 Pages
---------------------                                     ----------------------

            No  Reporting  Person has any present  plan or proposal  which would relate to or result in any of the matters set forth in  subparagraphs  (a) - (j)
of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.  The Reporting Persons intend to review  their  investment  in the  Issuer on a  continuing  basis.  While the
Reporting Persons believe that the Issuer has a valuable core fax business,  the
Reporting Persons do not believe the Issuer should remain a public company.  The
Reporting  Persons have engaged and intend to continue to engage in  discussions with  management  and the  Board  of  Directors  of the  Issuer  concerning  the business,  operations  and  future  plans  of the  Issuer,  as well  as  certain strategic  alternatives,  including  a possible  merger or sale of the  Issuer's assets,  which  may  include  a  transaction  with the  Reporting  Persons.  The
Reporting Persons intend to contact other  shareholders of the Issuer to discuss the Issuer, its prospects and any or all of the matters referred to in Item 4.

            Depending on various  factors  including,  without  limitation,  the
Issuer's  financial  position and investment  strategy,  the price levels of the
Shares,  conditions in the securities  markets and general economic and industry conditions,  the  Reporting  Persons  may in the future take such  actions  with respect to their  investment in the Issuer as they deem  appropriate  including, without limitation, seeking Board representation, making proposals to the Issuer concerning changes to the  capitalization,  ownership structure or operations of the Issuer,  purchasing additional Shares,  selling some or all of their Shares, engaging in short selling of or any hedging or similar  transaction with respect to the Shares,  or changing their  intention with respect to any and all matters referred to in Item 4.

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

            The  aggregate  percentage of Shares  reported  owned by each person named herein is based upon 27,167,076 Shares outstanding,  as of August 1, 2007, which is the total  number of Shares  outstanding  as reported  in the  Issuer's
Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 6, 2007.

A.    Parche

      (a)   As of the close of business on November 1, 2007, Parche
            beneficially owned 416,092 Shares.

            Percentage: Approximately 1.5%.

      (b)   1. Sole power to vote or direct vote: 416,092
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 416,092
            4. Shared power to dispose or direct the disposition: 0

      (c)   The transactions in the Shares by Parche in the past 60 days are set forth in Schedule A and are incorporated by reference.

---------------------                                     ----------------------
CUSIP No. 1407N104                    13D                    Page 16 of 24 Pages
---------------------                                     ----------------------

B.    Starboard

      (a)   As of the close of business on November 1, 2007, Starboard beneficially owned 2,184,477 Shares.

            Percentage: Approximately 8.0%.

      (b)   1. Sole power to vote or direct vote: 2,184,477
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 2,184,477
            4. Shared power to dispose or direct the disposition: 0

      (c)   The transactions in the Shares by Starboard in the past 60 days are set forth in Schedule A and are incorporated by reference.

C.    RCG Enterprise

      (a)   As of the close of business on November 1, 2007, RCG Enterprise, as the sole non-managing member of Parche and owner of all economic interests therein, may be deemed the beneficial owner of the 416,092 Shares owned by Parche.

            Percentage: Approximately 1.5%.

      (b)   1. Sole power to vote or direct vote: 416,092
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 416,092
            4. Shared power to dispose or direct the disposition: 0

      (c)   RCG Enterprise did not enter into any transactions in the Shares in the past 60 days.  The transactions in the Shares by Parche in the past 60 days are set forth in Schedule A and are incorporated by reference.

D.    RCG Starboard Advisors

      (a)   As of the close of business on November 1, 2007,  as the  managing member of Parche  and the  investment  manager of  Starboard,  RCG
            Starboard  Advisors may be deemed the beneficial  owner of the (i)
            2,184,477  Shares  owned by  Starboard,  and (ii)  416,092  Shares owned by Parche.

            Percentage: Approximately 9.6%.

      (b)   1. Sole power to vote or direct vote: 2,600,569
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 2,600,569
            4. Shared power to dispose or direct the disposition: 0

      (c)   RCG Starboard Advisors did not enter into any transactions in the
            Shares in the past 60 days.  The transactions in the Shares in the past 60 days on behalf of Starboard and Parche, which were all in the open market, are set forth in Schedule A and are incorporated by reference.

---------------------                                     ----------------------
CUSIP No. 1407N104                    13D                    Page 17 of 24 Pages
---------------------                                     ----------------------

E.    Ramius Capital

      (a)   As of the close of  business  on  November  1,  2007,  as the sole member of RCG  Starboard  Advisors,  Ramius  Capital may be deemed the  beneficial  owner  of  the  (i)  2,184,477  Shares  owned  by
            Starboard and (ii) 416,092 Shares owned by Parche.

            Percentage: Approximately 9.6%.

      (b)   1. Sole power to vote or direct vote: 2,600,569
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 2,600,569
            4. Shared power to dispose or direct the disposition: 0

      (c)   Ramius Capital did not enter into any  transactions  in the Shares in the past 60 days.  The  transactions  in the Shares in the past
            60 days on behalf of Starboard  and Parche,  which were all in the open market,  are set forth in Schedule A and are  incorporated by reference.

F.    C4S

      (a)   As of the close of business on November 1, 2007,  as the  managing member of Ramius Capital,  C4S may be deemed the beneficial  owner of the (i)  2,184,477  Shares owned by Starboard  and (ii) 416,092
            Shares owned by Parche.

            Percentage: Approximately 9.6%.

      (b)   1. Sole power to vote or direct vote: 2,600,569
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 2,600,569
            4. Shared power to dispose or direct the disposition: 0

      (c)   C4S did not enter into any  transactions in the Shares in the past
            60 days.  The  transactions  in the  Shares in the past 60 days on behalf  of  Starboard  and  Parche,  which  were  all in the  open market,  are set  forth  in  Schedule  A and are  incorporated  by reference.

G.    Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon

      (a)   As of the close of business on November 1, 2007,  as the  managing members of C4S, each of Mr. Cohen,  Mr. Stark, Mr. Strauss and Mr.
            Solomon may be deemed the  beneficial  owner of the (i)  2,184,477
            Shares owned by Starboard and (ii) 416,092 Shares owned by Parche.

            Percentage: Approximately 9.6%.

      (b)   1. Sole power to vote or direct vote: 0
            2. Shared power to vote or direct vote: 2,600,569
            3. Sole power to dispose or direct the disposition: 0
            4. Shared power to dispose or direct the disposition: 2,600,569

---------------------                                     ----------------------
CUSIP No. 1407N104                    13D                    Page 18 of 24 Pages
---------------------                                     ----------------------

      (c)   None of Mr.  Cohen,  Mr.  Stark,  Mr.  Strauss or Mr.  Solomon has
            entered into any  transactions  in the Shares in the past 60 days.
            The  transactions  in the  Shares in the past 60 days on behalf of
            Starboard and Parche,  which were all in the open market,  are set forth in Schedule A and are incorporated by reference.

      (d)   No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common
            Stock.

      (e)   Not applicable.

Item 6.     CONTRACTS,   ARRANGEMENTS,   UNDERSTANDINGS  OR  RELATIONSHIPS  WITH
            RESPECT TO SECURITIES OF THE ISSUER.

            On November 2, 2007,  the  Reporting  Persons  entered  into a Joint
Filing  Agreement in which the Reporting  Persons  agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the  Issuer,  to the  extent  required  by  applicable  law.  A copy  of this agreement  is  attached  hereto as Exhibit  99.1 and is  incorporated  herein by reference.

            Other   than  as   described   herein,   there  are  no   contracts,
arrangements,  understandings or relationships  among the Reporting Persons,  or between  the  Reporting  Persons  and any  other  person,  with  respect  to the securities of the Issuer.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

            Exhibit 99.1      Joint  Filing  Agreement  by and  among  Starboard
                              Value and  Opportunity  Master Fund Ltd.,  Parche,
                              LLC, RCG Enterprise,  Ltd, RCG Starboard Advisors,
                              LLC, RCG  Enterprise,  Ltd,  Ramius Capital Group,
                              L.L.C., C4S & Co., L.L.C.,  Peter A. Cohen, Morgan
                              B.  Stark,  Thomas  W.  Strauss,  and  Jeffrey  M.
                              Solomon, dated November 2, 2007.

            Exhibit 99.2      Power of Attorney  for Peter A.  Cohen,  Morgan B.
                              Stark,  Thomas W. Strauss and Jeffrey M.  Solomon,
                              dated August 16, 2007.

---------------------                                     ----------------------
CUSIP No. 1407N104                    13D                    Page 19 of 24 Pages
---------------------                                     ----------------------

                                   SIGNATURES
                                   ----------

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 2, 2007

PARCHE, LLC                               RCG STARBOARD ADVISORS, LLC
By: RCG Starboard Advisors, LLC,          By: Ramius Capital Group, L.L.C.,
    its managing member                       its sole member

STARBOARD VALUE AND OPPORTUNITY MASTER    RCG ENTERPRISE, LTD
FUND LTD.                                 By: Ramius Capital Group, L.L.C.,
By: RCG Starboard Advisors, LLC,              its investment manager
    its investment manager
                                          RAMIUS CAPITAL GROUP, L.L.C.
                                          By: C4S & Co., L.L.C.,
                                              as managing member

                                          C4S & CO., L.L.C.

                          By:
                              /s/ Jeffrey M. Solomon
                              --------------------------
                              Name:  Jeffrey M. Solomon
                              Title: Authorized Signatory

/s/ Jeffrey M. Solomon
--------------------------
JEFFREY M. SOLOMON
Individually and as attorney-in-fact
for Peter A. Cohen, Morgan B. Stark
and Thomas W. Strauss

---------------------                                     ----------------------
CUSIP No. 1407N104                    13D                    Page 20 of 24 Pages
---------------------                                     ----------------------

                                   SCHEDULE A

               Transactions in the Shares During the Past 60 Days
               --------------------------------------------------

  Shares of Common Stock           Price Per                  Date of
         Purchased                  Share($)                 Purchase
         ---------                  --------                 --------

                                   PARCHE, LLC
                                   -----------

          56,128                     4.3908                   10/23/07
         209,312*                    4.4200                   10/23/07
           4,800                     4.3800                   10/23/07
           3,680                     4.4861                   10/23/07
           8,678                     4.4682                   10/24/07
           9,600                     4.5083                   10/24/07
           3,853                     4.4942                   10/25/07
           8,000                     4.5000                   10/25/07
           7,040                     4.4500                   10/26/07
             256                     4.4966                   10/26/07
           3,289                     4.4462                   10/26/07
          17,296                     4.5000                   10/29/07
           8,000                     4.5000                   10/29/07
          14,400                     4.5000                   10/29/07
          13,600                     4.5206                   10/30/07
          16,000                     4.5201                   10/30/07
           4,160                     4.4999                   10/30/07
          12,000                     4.5000                   10/30/07
          16,000                     4.6500                   11/01/07

               STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.
               ------------------------------------------------

          29,400                     5.2040                   08/22/07
           6,300                     5.2700                   08/23/07
          12,264                     5.2700                   08/23/07
          11,760                     5.2213                   08/24/07
          21,252                     5.3259                   08/29/07
          34,860                     5.2500                   08/30/07
             840                     5.2500                   09/04/07
           1,344                     5.2500                   09/05/07
          42,000                     5.3766                   09/06/07
          29,400                     5.4362                   09/07/07
         165,648                     5.4142                   09/10/07

----------------
* Shares were  acquired in private  transactions  with various  transferors  for which Ramius  Capital  Group,  L.L.C.  or an affiliate  serves as the investment manager, the managing member or the managing member of the investment manager.

---------------------                                     ----------------------
CUSIP No. 1407N104                    13D                    Page 21 of 24 Pages
---------------------                                     ----------------------

          24,192                     5.3491                   09/11/07
          40,740                     5.3866                   09/12/07
          40,656                     5.4452                   09/13/07
         147,000                     5.4214                   09/14/07
          22,344                     5.4347                   09/17/07
         151,452                     4.6056                   10/12/07
             672                     4.6650                   10/15/07
          64,008                     4.6354                   10/16/07
         103,992                     4.5616                   10/17/07
          52,584                     4.5500                   10/18/07
          42,000                     4.5446                   10/19/07
          54,180                     4.4943                   10/22/07
         294,672                     4.3908                   10/23/07
          25,200                     4.3800                   10/23/07
          19,320                     4.4861                   10/23/07
          45,560                     4.4682                   10/24/07
          50,400                     4.5083                   10/24/07
          42,000                     4.5000                   10/25/07
          20,224                     4.4942                   10/25/07
          36,960                     4.4500                   10/26/07
           1,344                     4.4966                   10/26/07
          17,264                     4.4462                   10/26/07
          90,804                     4.5000                   10/29/07
          42,000                     4.5000                   10/29/07
          75,600                     4.5000                   10/29/07
          71,400                     4.5206                   10/30/07
          84,000                     4.5201                   10/30/07
          21,841                     4.4999                   10/30/07
          63,000                     4.5000                   10/30/07
          84,000                     4.6500                   11/01/07

---------------------                                     ----------------------
CUSIP No. 1407N104                    13D                    Page 22 of 24 Pages
---------------------                                     ----------------------

                                   SCHEDULE B
                                   ----------

   DIRECTORS AND OFFICERS OF STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.

Name and Position           Principal Occupation        Principal Business Address
-----------------           --------------------        --------------------------

Mark Mitchell               Partner of Ramius Capital   666 Third Avenue
Director                    Group, L.L.C.               26th Floor
                                                        New York, New York 10017

Jeffrey M. Solomon          Managing Member of C4S &    666 Third Avenue
Director                    Co., L.L.C., which is the   26th Floor
                            Managing Member of Ramius   New York, New York 10017
                            Capital Group, L.L.C.

CFS Company Ltd.            Nominee Company registered  c/o Citco Fund Services
Director                    with Cayman Islands         (Cayman Islands) Limited
                            Monetary Authority and is   Corporate Center
                            affiliated with             West Bay Road
                            Administrator of the Fund   Grand Cayman, Cayman
                                                        Islands
                                                        British West Indies

CSS Corporation Ltd.        Affiliate of the            c/o Citco Fund Services
Secretary                   Administrator of the Fund   (Cayman Islands) Limited
                                                        Corporate Center
                                                        West Bay Road
                                                        Grand Cayman, Cayman
                                                        Islands
                                                        British West Indies

---------------------                                     ----------------------
CUSIP No. 1407N104                    13D                    Page 23 of 24 Pages
---------------------                                     ----------------------

                                   SCHEDULE C
                                   ----------

                  DIRECTORS AND OFFICERS OF RCG ENTERPRISE, LTD

Name and Position           Principal Occupation        Principal Business Address
-----------------           --------------------        --------------------------

Morgan B. Stark             Managing Member of C4S &    666 Third Avenue
Director                    Co., L.L.C., which is the   26th Floor
                            Managing Member of Ramius   New York, New York 10017
                            Capital Group, L.L.C.

Marran Ogilvie              General Counsel of Ramius   666 Third Avenue
Director                    Capital Group, L.L.C.       26th Floor
                                                        New York, New York 10017

CFS Company Ltd.            Nominee Company registered  c/o Citco Fund Services
Director                    with Cayman Islands         (Cayman Islands) Limited
                            Monetary Authority and is   Corporate Center
                            affiliated with             West Bay Road
                            Administrator of the Fund   Grand Cayman, Cayman
                                                        Islands
                                                        British West Indies

CSS Corporation Ltd.        Affiliate of the            c/o Citco Fund Services
Secretary                   Administrator of the Fund   (Cayman Islands) Limited
                                                        Corporate Center
                                                        West Bay Road
                                                        Grand Cayman, Cayman
                                                        Islands
                                                        British West Indies

---------------------                                     ----------------------
CUSIP No. 1407N104                    13D                    Page 24 of 24 Pages
---------------------                                     ----------------------

                                  EXHIBIT INDEX
                                  -------------

      Exhibit                                                 Exhibit Number
      -------                                                 --------------

      Joint Filing Agreement by and among Starboard                99.1
      Value and Opportunity Master Fund Ltd., Parche,
      LLC, RCG Enterprise, Ltd, RCG Starboard Advisors,
      LLC, Ramius Capital Group, L.L.C., C4S & Co.,
      L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W.
      Strauss, and Jeffrey M. Solomon, dated November 2,
      2007.

      Power of Attorney for Peter A. Cohen, Morgan B.              99.2
      Stark, Thomas W. Strauss and Jeffrey M. Solomon,
      dated August 16, 2007.